UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2009
Commission File Number 1-15200

Statoil ASA

(formerly StatoilHydro ASA)

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Form S-8 Registration Statement of Statoil ASA (File No. 333-121382) and the Form F-3 Registration Statement of Statoil ASA and Statoil Petroleum AS (File Nos. 333-143339, 333-143339-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Announcement of Corporate Name Changes

Effective November 2, 2009, StatoilHydro ASA (the “Company”) is changing its name to Statoil ASA. The Company’s ticker symbols on the Oslo Stock Exchange and the New York Stock Exchange remain unchanged.

Effective November 2, 2009, StatoilHydro Petroleum AS, a wholly-owned subsidiary of the Company, is changing its name to Statoil Petroleum AS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 2, 2009	By:	____________________________ Name: Eldar Sætre Title: Chief Financial Officer